Filed by: Harris Corporation

Pursuant to Rule 425 under the

Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Exelis Inc.

Commission File No.: 001-35228

February 6, 2015	SUPERVISOR TALKING POINTS

Harris – Exelis Acquisition Announcement

Supervisor Talking Points

As you meet with employees to discuss the announcement about Harris acquiring Exelis, please use the talking points below, as well as the fact sheet and Frequently Asked Questions (FAQs) provided to initiate conversations.

•	Ask employees if they read Bill Brown’s email, the news release about the agreement or listened to the quarterly earnings call.

•	Acknowledge that you don’t have all of the answers at this time, but you will do your best to respond to any questions. Many questions will be answered over time and available in the FAQs on the employee microsite on connect.harris.com.

•	Share that this is a historic time at Harris. Exelis is the largest acquisition in our 120-year history and it will provide exciting opportunities for employees.

•	Share that we are not changing our company name – the combined company will remain Harris Corporation.

•	Answer the core questions about the acquisition:

-	What: Harris entered in to a definitive agreement to acquire Exelis in a cash and stock transaction. A definitive agreement defines the finalized terms of the transaction that Harris and Exelis are agreeing to.

¡	The combined company is expected to generate more than $8 billion in annual revenues and employ more than 23,000 people worldwide – including 9,000 engineers and scientists.

-	Who: Exelis Inc., a diversified, global aerospace, defense and information solutions company headquartered in McLean, Va. with about 10,000 employees.

¡	Exelis is a leader in positioning and navigation, sensors, air traffic management solutions, image processing and distribution, communications and information systems, and focused on strategic growth in the areas of critical networks, ISR and analytics, electronic warfare and composite aerostructures.

-	When: The agreement was announced on Feb. 6 and the transaction is expected to close in June 2015 subject to customary closing conditions, including regulatory and Exelis shareholder approval.

-	Why: Exelis is a perfect strategic fit for Harris. The companies complement each other in numerous ways and – together – the world-class workforces of Harris and Exelis can provide enhanced value for our customers and shareholders, and exciting opportunities for our employees.

¡	Acquiring Exelis will transform Harris by creating a larger, more balanced business portfolio and a solid platform for long-term growth.

¡	It establishes us as the premier provider of affordable and innovative mission-critical communications, information and analytics solutions.

SUPERVISOR TALKING POINTS

¡	This acquisition accelerates our ability to deliver new, high-value products, systems and services while driving down our customers’ costs – which is critical in today’s tight U.S. government spending environment.

•	Share that the integration team will review the worldwide locations of both companies. Where it makes sense, we may consolidate facilities as appropriate.

•	Share that the integration team will also be working to understand both companies to determine the best organizational structure. No decisions have been made and more information will be shared as progress occurs over the next 12-18 months.

•	Acknowledge that the uncertainty of organizational changes can be difficult.

•	Remind employees that Harris and Exelis still operate as independent companies until the transaction is complete. It’s important that the two organizations do not collaborate outside of the normal course of business, and we should not promote ourselves as one company to any stakeholders or the general public.

•	Express to employees that we should continue operating business as usual. Where we compete with Exelis, we should continue to compete as we have in the past.

•	End the discussion on a positive note. Harris firmly believes that the success of our combined company will rely on our employees and we have every intention of cultivating talented people. This is the place where employees can make a difference, and the new company will provide exciting and broad opportunities.

•	Remind employees it’s important we all stay focused on our day-to-day responsibilities and delivering against our objectives and our customer expectations.

•	Encourage employees to come forward with their questions and viewpoints later, after they’ve had time to digest the information further. Also remind employees to periodically visit the microsite on connect.harris.com which will be updated as new information is available.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Harris and Exelis. In connection with the proposed transaction, Harris intends to file a registration statement on Form S-4 that will contain a proxy statement of Exelis and a prospectus of Harris with the SEC. This press release is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Exelis or Harris may file with the SEC or send to shareholders in connection with the proposed transaction. INVESTORS AND SHAREHOLDERS OF EXELIS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Harris will be made available free of charge on Harris’ website at http://harris.com/investors. Copies of documents filed with the SEC by Exelis will be made available free of charge on Exelis’ website at http://investors.exelisinc.com/

Participants in Solicitation

Harris Corporation and its directors and executive officers, and Exelis and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Exelis common stock in respect of the proposed transaction. Information about the directors and executive officers of Harris Corporation is set forth in the proxy statement for Harris Corporation’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on September 9, 2014. Information about the directors and executive officers of Exelis is set forth in the proxy statement for Exelis’ 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 26, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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